FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2008
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
February 14, 2008
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS THIRD QUARTER RESULTS
Vancouver, BC (February 14, 2008) – WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) reported events and financial results for the three-month and nine-month periods ended December 31, 2007. All amounts, unless specified otherwise, are in Canadian dollars.
Third Quarter Events
•
On October 17, 2007, WEX closed a private placement of equity and debt with CK Life Sciences Int’l. Inc. (“CKLS”), pursuant to a Subscription Agreement entered into in July 2007. Under the terms of the Agreement, a subsidiary of CKLS subscribed for 16,327,272 restricted voting common shares of WEX, representing approximately 27% of the issued and outstanding common shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000 and a convertible debenture to be received in a series of quarterly instalments in the principal sum of $15,600,000.

•
On November 20, 2007, the Company appointed Dr. Bin Huang as President and Chief Executive Officer. Dr. Huang’s previous experience includes 2 years as CEO of GeneHarbour Technologies (Hong Kong) and 5 years as President and CEO of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities.

•
WEX has also successfully recruited an experienced financial controller, Mr. Kwong Choo, who joined the Company full time in January 2008. Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a financial controller in Canada.

•
WEX held an Investigators’ Meeting on November 23, 2007 for a Phase III clinical trial of Tectin™ for cancer pain (TEC-006). This multicentre, randomized, double-blind and placebo-controlled trial will include approximately 120 patients with moderate to severe inadequately controlled cancer-related pain.

Subsequent Events
•
WEX has commenced numerous pre-trial activities, including identifying qualified investigators and clinical sites, entering into clinical study agreements with sites, and manufacturing drug for the trial. The Company expects to dose the first patient in the TEC-006 trial in the second calendar quarter of 2008.

•
The Company finalized the License and Sponsored Research Agreements with Children’s Hospital Boston for the development and commercialization of pharmaceutical(s) containing TTX combined with other drugs for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston.

Financial Results – Unaudited
For the three months ended December 31, 2007, the Company recorded a loss of $584,000 ($0.01 per common share) compared to a loss of $1.238 million ($0.04 per common share) in the same period in the preceding year. During the three months ended December 31, 2007 the Company paid out the holders of the 5.5% convertible debentures (under which approximately $3.177 million face value of the convertible debentures was outstanding) for the agreed discounted lump sum of $1.960 million excluding interest. The settlement of the convertible debenture liabilities resulted in a gain which reduced the loss by $1.432 million. This was offset by $1.146 million in financing and restructuring costs including legal fees incurred to complete the CKLS financing and costs to settle legal actions against the Company. The reduction in operating costs and other income and expenses are a reflection of the cost containment exercised by management and fluctuations in currency exchange rates.
For the nine months ended December 31, 2007, the Company recorded a loss of $1.932 million ($0.04 per common share) compared to a loss of $3.474 million ($0.10 per common share) in the nine months ended December 31, 2006. The decrease in loss of $1.542 million is attributable to the gain in the settlement of the convertible debentures, recognizing in full the deferred revenue as income on termination of the Esteve collaboration arrangement, expense reductions relating to discontinuing all clinical trials in March 2006, staff reductions, reduced amortization, reduction of other overhead expenses and foreign exchange gains but offset with increased legal fees incurred due to the CKLS financing, costs incurred to settle legal actions and reductions in scientific research and development tax credits.
The Company had cash, cash equivalents and short-term investments of $3.240 million as at December 31, 2007 compared to $1.627 million as at March 31, 2007.
For further details, please refer to the unaudited Interim Consolidated Financial Statements and Management’s Discussions and Analysis for the three and nine month periods ended December 31, 2007 on www.sedar.com.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

WEX PHARMACEUTICALS INC.
Consolidated Financial Statements
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)

NOTICE TO READER
These unaudited consolidated financial statements for the third financial quarter ended December 31, 2007 have not been reviewed by our auditors. They have been prepared by WEX Pharmaceutical Inc.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2007.

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	December 31,	March 31,
As at	2007	2007

ASSETS

Current
Cash and cash equivalents	$628,549	$1,265,542
Short-term investments [note 5]	2,611,500	361,885
Receivables [note 6]	974,220	1,420,247
Inventory [note 7]	132,862	107,237
Prepaid expenses and deposits	165,233	255,315

Total current assets	4,512,364	3,410,226

Deposits	23,231	23,231
Property and equipment [note 8]	1,721,466	1,899,130

TOTAL ASSETS	$6,257,061	$5,332,587

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$919,653	$1,606,319
Advances from customers	2,699	27,848
Deferred revenue [note 9]	—	187,778
Deferred lease inducements	8,056	8,056
Convertible debentures [note 10(a)]	—	3,689,272

Total current liabilities	930,408	5,519,273

Deferred revenue [note 9]	—	312,967
Deferred lease inducements	8,056	14,098
Convertible debentures [note 10(b)]	2,644,186	—

Total liabilities	3,582,650	5,846,338

Shareholders’ equity (deficiency)
Share capital — Special class A shares [note 11]	1	—
Share capital — Restricted voting shares [note 11]	68,573,768	64,230,769
Equity component of convertible debentures [note 10(d)]	587,690	725,018
Contributed surplus [note 12]	5,140,367	4,951,016
Deficit [note 1]	(71,627,415)	(70,420,554)
Accumulated other comprehensive loss	—	—

Total shareholders’ equity (deficiency)	2,674,411	(513,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$6,257,061	$5,332,587

Nature and continuance of operations and basis of presentation [note 1]
Commitments and contingencies [note 14]
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Victor Tong”	“Simon Anderson”

Director	Director

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CHANGE IN DEFICIT
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
As at	2007	2006	2007	2006
		[Restated note 2]		[Restated note 2]

Balance, beginning of period	$(71,768,632)	$(67,896,806)	$(70,420,554)	$(65,660,434)

Opening adjustment on adoption of new accounting policy	—	—	—	—
Loss for the period	(583,801)	(1,237,536)	(1,931,879)	(3,473,908)
Equity component on settlement of Series 5.5% convertible debentures [note 10(a) and 10(d)]	725,018	—	725,018	—

Balance, end of period	$(71,627,415)	$(69,134,342)	$(71,627,415)	$(69,134,342)

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
		[Restated note 2]		[Restated note 2]
Revenue
Product sales	$66,311	$86,464	$389,638	$268,709
License fees	—	46,944	500,745	140,832

Total revenue	66,311	133,408	890,383	409,541

Cost of goods sold — product sales	43,126	45,055	223,423	157,788

Gross profit	23,185	88,353	666,960	251,753

Expenses
Amortization	53,503	55,822	146,862	181,631
General and administrative	512,382	610,987	1,637,667	1,794,213
Research and development	308,156	367,545	844,773	1,268,449
Sales and marketing	8,559	21,552	26,807	51,391

Total operating expenses	882,600	1,055,906	2,656,109	3,295,684

Operating loss	(859,415)	(967,553)	(1,989,149)	(3,043,931)

Other income (expenses)
Interest and sundry income	17,323	17,748	30,508	101,734
Interest expense on convertible debentures and bridge funding [note 13(iv)]	(105,853)	(186,312)	(452,215)	(577,769)
Foreign exchange gain (loss)	96,107	(101,419)	557,660	(126,335)
Gain on settlement of convertible debentures debt	1,431,989	—	1,431,989	—
(Loss) gain on settlement of accounts payable	(9,494)	—	5,419	172,393
Financing and restructuring costs [note 15]	(1,145,958)	—	(1,485,168)	—
Realized loss on sale of available-for-sale investments	(8,500)	—	(30,923)	—

Total other income (expense)	275,614	(269,983)	57,270	(429,977)

Loss for the period and comprehensive loss for the period	$(583,801)	$(1,237,536)	$(1,931,879)	$(3,473,908)

Basic and diluted loss per common share	$(0.01)	$(0.04)	$(0.04)	$(0.10)

Weighted average number of common shares outstanding	57,297,198	35,059,451	48,321,716	35,059,451

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
		[Restated note 2]		[Restated note 2]
OPERATING ACTIVITIES
Loss for the period	$(583,801)	$(1,237,536)	$(1,931,879)	$(3,473,908)
Adjustment for items not involving cash
Amortization of deferred revenue	—	(46,944)	(500,745)	(140,832)
Amortization of property and equipment	58,550	64,652	181,412	208,121
Amortization of deferred financing costs	5,510	1,510	8,532	7,572
Deferred tenant inducement allowance	(2,014)	(2,014)	(6,042)	(6,042)
Foreign exchange (loss) gain on debentures	(80,645)	153,138	(564,754)	(23,721)
Loss on disposal of property and equipment	3,295	514	3,295	4,271
Stock-based compensation	73,324	59,144	189,351	138,151
Interest expense on convertible debentures	98,526	184,802	435,961	570,197
Gain on settlement of convertible debentures	(1,431,989)	—	(1,431,989)	—
Loss on sale of available-for-sale investments	8,500	—	30,923	—

	(1,850,744)	(822,734)	(3,585,935)	(2,716,191)
Changes in non-cash working capital items:
Receivables	545,413	23,425	446,027	(23,134)
Inventory	42,729	12,134	(25,625)	8,255
Prepaid expenses, deposits and other	79,330	(78,380)	25,550	(13,884)
Accounts payable and accrued liabilities	(1,024,360)	(978,995)	(723,654)	(2,902,684)
Advances from customers	(7,077)	—	(25,149)	—

Cash used in operating activities	(2,214,709)	(1,844,550)	(3,888,786)	(5,647,638)

INVESTING ACTIVITIES
Proceeds from short term investments	161,363	11,500	489,339	111,500
Purchase of short term investments	(2,600,000)	(306,065)	(2,769,876)	(306,065)
Rental deposit	—	—	60,000	65,000
Purchases of property and equipment	(399)	(4,050)	(7,044)	(9,925)
Proceeds from disposal of property and equipment	—	9	—	9,292

Cash provided by investing activities	(2,439,036)	(298,606)	(2,227,581)	(130,198)

FINANCING ACTIVITIES
Repayment of debentures and interest	(2,060,626)	(519,185)	(2,060,626)	(1,065,871)
Repayment of bridge funding	(430,192)	—	(430,192)	—
Debentures and bridge funding received, net of issuance costs	3,277,192	—	3,627,192	—
Proceeds — issuance of share capital, net of issuance costs	4,343,000	—	4,343,000	—
Proceeds from subscription applications	—	680,006		680,006

Cash used in financing activities	5,129,374	160,821	5,479,374	(385,865)

Increase (decrease) in cash and cash equivalents	475,629	(1,982,335)	(636,993)	(6,163,701)

Cash and cash equivalents, beginning of period	152,920	3,616,307	1,265,542	7,797,673

Cash and cash equivalents, end of period	$628,549	$1,633,972	$628,549	$1,633,972

Supplemental cash flow information
Interest paid	$108,348	$—	$108,348	$119,739
Income taxes paid	$4,650	$—	$15,868	$—

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
1.	NATURE AND CONTINUANCE OF OPERATIONS AND BASIS OF PRESENTATION

WEX Pharmaceuticals Inc. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars unless otherwise indicated and include the accounts of WEX and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”). In November, 2007 the Company completed its purchase of the remaining 3% of NMLP for a negotiated sum of $165,000. NMLP is now a wholly owned subsidiary of the Company. The amount is recorded in the statement of operations as financing and restructuring cost.

As at December 31, 2007, the Company had a working capital of $3,581,956 and an accumulated deficit of $71,627,415. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. The October 2007 private placement (note 11) and the convertible debentures issued in October and December 2007 (note 10(b)) are sufficient to fund operations for over 6 months. However, if the Company meets certain conditions and receives the balance of the instalments of $12,100,000, then this should be sufficient to fund the operations for over 18 months. There can be no assurance that the Company will satisfy all requirements necessary to receive subsequent funding.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2007 annual report filed with the appropriate Canadian securities commissions.

In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the three and nine months ended December 31, 2007 and 2006 have been made. Interim results are not necessarily indicative of results for a full year.

The interim consolidated financial statements for the nine months ended December 31, 2007 are prepared by management without review by the Company’s external auditors.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
2.	RESTATEMENT

Certain of the 2006 figures presented for comparative purposes have been restated to conform to the presentation adopted for the fiscal year ended March 31, 2007. In the comparative financial statements, the Company had re-valued the debt and equity components of the convertible debentures (note 12) periodically, but on review of the accounting literature, the Company has concluded that such revaluation should only be undertaken when there is a material change in the terms of the debenture.

The effect of this restatement is as follows:

	Three Months Ended		Nine Months Ended
	December 31, 2006		December 31, 2006
		Originally		Originally
Balance sheet components	Restated	Presented	Restated	Presented

Convertible debentures	$3,594,550	$3,337,407	$3,594,550	$3,337,402
Equity component of convertible debentures	725,018	488,479	725,018	488,479
Deficit	$69,134,342	$68,621,341	$69,134,342	$68,621,341

	Three Months Ended		Nine Months Ended
	December 31, 2006		December 31, 2006
		Originally		Originally
Statement of operations components	Restated	Presented	Restated	Presented

Debenture interest expense	$186,312	$179,248	$577,769	$569,757
Debenture settlement costs	—	224,921	—	243,194
Amortization expense	64,652	58,214	208,121	188,807
Loss for the period	1,237,536	993,171	3,473,908	3,197,446
Basic and diluted loss per share	$0.04	$0.03	$0.10	$0.09
3.	ADOPTION OF ACCOUNTING POLICIES
(i)	Accounting changes

In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.

(ii)	Financial instruments

In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company’s interim and annual financial statements commencing this first quarter of 2008.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
3.	ADOPTION OF ACCOUNTING POLICIES (CONTINUED)
(ii)	Financial instruments (continued)

Financial Instruments — Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments were to be classified as available-for-sale and are recorded at their fair values on the balance sheet. Changes in the fair values of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

Hedges, Section 3865

This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at December 31, 2007, the Company has no hedging relationships.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

Adoption of these new accounting policies had no effect on the Company’s financial statements.

4.	FINANCIAL RISK

The Company’s subsidiary, NMLP, operates in the PRC and uses the Chinese renminbi as its functional currency. The Chinese renminbi is not considered a freely convertible currency. Future exchange rates for the renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations.

As at December 31, 2007, $72,461 of cash and cash equivalents (March 31, 2007 — $457,274) and $nil of short-term investments (March 31, 2007 — $350,385) were denominated in Chinese renminbi.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
5.	SHORT TERM INVESTMENTS

Short-term investments consist of guaranteed investment certificates and term deposits with original maturities between 90 days and one year at the date of purchase.

6.	RECEIVABLES

	December 31,	March 31,
	2007	2007

Input sales tax credits receivable	$449,527	$434,168
R&D Investment tax credits receivable	475,785	950,285
Other receivables	48,908	35,794

	$974,220	$1,420,247

7.	INVENTORY

	December 31,	March 31,
	2007	2007

Raw materials	$100,841	$94,504
Finished goods	32,021	12,733

	$132,862	$107,237

8.	PROPERTY AND EQUIPMENT

		Accumulated
December 31, 2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$538,533	$374,242	$164,291
Computer software	9,403	9,403	—
Leasehold improvements	107,054	103,708	3,346
Machinery and equipment	2,127,556	699,136	1,428,420
Motor vehicles	247,277	121,868	125,409

	$3,029,823	$1,308,357	$1,721,466

		Accumulated
March 31, 2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$529,647	$329,263	$200,384
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,001	3,635
Machinery and equipment	2,134,916	575,465	1,559,451
Motor vehicles	247,277	111,617	135,660

	$3,026,879	$1,127,749	$1,899,130

Amortization expense for the three and nine months ended December 31, 2007 amounted to $58,550 [2006- $64,652] and. $181,412 [2006- $208,121] respectively.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
9.	DEFERRED REVENUE

On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize its certain products. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Esteve under the agreement. The Company was amortizing the initial license fee on a straight-line basis over the estimated seven-year period of ongoing involvement by the Company.

On May 11, 2007, the Company and Esteve finalized an agreement to terminate the licence and collaboration agreement. Accordingly, the Company has recognized the remaining balance of deferred revenues of $500,745 in the quarter ending June 30, 2007 and no further revenues will be recognized under this agreement.

10.	CONVERTIBLE DEBENTURES

(a) Series 5.5% convertible debentures maturing December 31, 2007

As of October 17, 2007 the remaining aggregate principal amount of the debentures of US$3,241,875, which is equivalent to $3,177,038 was settled in full with a discounted principal payment to the debenture holders in the amount of US$2,000,000 or equivalent to $1,960,000.

The debentures are denominated in US dollars and are translated into Canadian dollars at the balance sheet date as follows:

	As at December 31, 2007		As at March 31, 2007
		Canadian		Canadian
Series 5.5%	US Dollars	Dollars	US Dollars	Dollars

Face value of convertible debentures	$3,241,875	$3,177,038	$3,241,875	$3,737,558
Adjustment to carrying value	219,339	214,951	(41,681)	(48,286)
Principal repaid October 16, 2007	(2,000,000)	(1,960,000)	—	—
Settlement gain	(1,461,214)	(1,431,989)	—	—

Carrying value	—	—	3,200,194	3,689,272
Less: current portion	—	—	(3,200,194)	(3,689,272)

Long-term portion	$—	$—	$—	$—

The following table summarize the changes which affect the liability component of the convertible debentures during the periods ended December 31, 2007 and 2006.

	Nine Months Ended
	December 31,
Liability component – Series 5.5%	2007	2006
		[Restated note 2]

Balance, beginning of period	$3,689,272	$4,168,563

Accretion at 20% per year	368,098	570,197
Interest paid on face value of convertible debentures at 5.5%	(100,626)	(119,739)
Interest on face value of convertible debentures at 5.5% transferred to accrued liabilities	—	(54,618)
Foreign exchange gain	(564,755)	(23,721)
Principal repayments	(1,960,000)	(946,132)
Settlement gain	(1,431,989)	—

Balance, end of period	—	3,594,550
Less — current portion	—	(3,594,550)

Non-current portion, end of period	$—	$—

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
10.	CONVERTIBLE DEBENTURES (CONTINUED)
(b)	Series LIBOR plus 4% convertible debentures maturing two years from date of issue. (A convertible debenture (the “Debenture”) in the principal sum of $15,600,000)

The proceeds raised under the debenture and private placement (note 11) are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes. The Debenture will mature on October 17, 2009. If at maturity, WEX is unable to make the payment, the maturity date may be extended for two years at WEX’s option.

Instalments of $2,000,000 and $1,500,000 were received on October 17, and December 31, 2007 respectively.

Subject to certain conditions precedent, the remaining funds of $12,100,000 under the Debenture terms will be advanced quarterly to WEX following the end of each financial quarter commencing March 31, 2008. The Debenture will impose significant restrictions on the activities of WEX throughout its term.

The principal amount of the Debenture is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) over the last five trading days prior to the conversion date. The potential conversion of the debentures issued to December 31, 2007 may result in the issuance of between 2,000,000 and 70,000,000 restricted voting shares.

The Debenture bears interest at the rate of London Interbank Offered Rate (“LIBOR”) plus 4% per year, calculated semi-annually, not in advance, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default WEX maybe required to issue restricted voting shares at an issue price equal to VWAP of such shares on the TSX for each trading day over the six-month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”). Interest accrued to December 31, 2007 and included in accounts payable and accrued liabilities is $36,789.

The issue price of the restricted voting shares to be issued pursuant to the conversion provisions in the Debenture or the conversion provisions for interest payments in default may not be higher than $1.75 per common share or less than $0.05 per common share.

The following table summarize the changes which affect the liability and equity component of the convertible debentures from the issue dates to December 31, 2007.

Nine Months Ended
Liability component – Series LIBOR plus 4%	December 31, 2007

Balance, beginning of period	$—
Proceeds received on issues	3,500,000
Issue costs associated with convertible debentures	(303,000)
Accretion at 20% per year	67,863
Interest on face value of convertible debentures at LIBOR plus 4% transferred to accrued liabilities	(36,987)
Amortization of issues fees	4,000
Portion allocated to equity	(587,690)

Balance, end of period	2,644,186
Less — current portion	—

Non-current portion, end of period	$2,644,186

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
The issue costs are amortized to the statement of operations using the weighted average method over the maturity date of the convertible debentures.
10.	CONVERTIBLE DEBENTURES (CONTINUED)
(c)	Reconciliation of the liability component of Series 5.5% and Series LIBOR plus 4% convertible debentures

	Nine Months Ended
	December 31,
				2006
	2007			[Restated note 2]
	Series Libor
Reconciliation of liability component	plus 4%	Series 5.5%	Total	Series 5.5%

Balance, beginning of period	$—	$3,689,272	$3,689,272	$4,168,563
Issuance of convertible debentures	3,500,000	—	3,500,000	—
Net issuance costs	(299,000)	—	(299,000)	—
Net adjustment — Interest	30,876	267,472	298,348	395,840
Portion allocated to equity	(587,690)	—	(587,690)	—
Foreign exchange	—	(564,755)	(564,755)	(23,721)
Principal repaid	—	(1,960,000)	(1,960,000)	(946,132)
Settlement (gain) or expense	—	(1,431,989)	(1,431,989)	—

Balance, end of period	2,644,186	—	2,644,186	3,594,550

Less: current portion	—	—		(3,594,550)

Long-term portion	$2,644,186	$—	$2,644,186	$—

(d)	Reconciliation of equity component of the Series 5.5% and Series LIBOR plus 4% convertible debentures

	Nine Months Ended
	December 31,
Equity component	2007	2006
		[Restated note 2]

Balance, beginning of period	$725,018	$725,018
Less — Settlement — series 5.5% convertible debentures transferred to deficit	(725,018)	—
Equity component of Series LIBOR plus 4% convertible debentures	587,690	—

Balance, end of period	$587,690	$725,018

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
11.	SHARE CAPITAL
As a condition of the closing of the private placement in October 2007, the share structure of the company was reorganized, as approved by the Company’s shareholders as follows:
•	creation of one class A special share; and

•	voting common shares were re-designated as restricted voting shares
The Company issued one class A special share of the Company at a nominal price of $1. The class A shareholder has the right to elect a certain number of directors.
The Company also issued 16,327,272 restricted voting shares of the Company at a price of $0.275 per share for a total consideration of 4,489,999.
The holders of the restricted voting shares will have the right to elect the remaining members of the board of directors.
(a)	Authorized
(i)	Class A special share
Limited to one share.
(ii)	Restricted voting shares
Unlimited number of restricted voting shares without par value.
(b)	Issued and outstanding
(i)

	Number of Class A
	Special Shares
Class A special share	Outstanding	Amount

Balance, March 31, 2007	—	$—

Issued during the period	1	1

Balance, December 31, 2007	1	$1

(ii)

	Number of Restricted
	Voting Shares
Restricted voting shares	Outstanding	Amount

Balance, March 31, 2007	43,809,451	$64,230,769

Issued during the period, net of issuance costs	16,327,272	4,342,999

Balance, December 31, 2007	60,136,723	$68,573,768

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
11.	SHARE CAPITAL (CONTINUED)
(c)	Escrow shares

As at December 31, 2007, nil (March 31, 2007 — 1,559,054) restricted voting shares (formerly common shares) are held in escrow relating to the September 2002 acquisition of an additional 46% interest in NMLP. Under the terms of the agreement the remaining balance of 519,682 shares were released on November 12, 2007 completing the commitment to release 2,598,425 escrowed restricted voting shares (formerly common shares) (see also note 14(b)(ii)).

(d)	Stock options

The Company implemented a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. 2,786,566 share options have been exercised and are not available for reissue. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years. Accordingly as at December 31, 2007, the Company has 3,393,435 (March 31, 2007 — 2,545,822) stock options available for future issuance under the plan.

Stock option transactions are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2006	3,485,946	$2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	2.07
Granted	150,000	1.50
Forfeited	(106,000)	3.06
Expired	(891,613)	1.88

Balance, December 31, 2007	3,119,999	$2.06

The Company’s outstanding options as at December 31, 2007 are as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Range of	Number of	Exercise	Contractual	Number of	Exercise
Exercise Prices	Options	Price	Life (years)	Options	Price
$0.38	1,027,000	$0.38	3.8	429,558	$0.38
$1.50 - $1.82	847,999	1.53	3.3	554,676	1.42
$2.00 - $2.82	180,000	2.46	0.8	180,000	2.46
$3.65 - $3.83	910,000	3.83	0.8	910,000	3.83
$5.02 - $5.53	155,000	5.18	1.1	155,000	5.18

	3,119,999	$2.06	2.5	2,229,234	$2.58

Stock options outstanding as at December 31, 2007 expire between October 6, 2008 and November 12, 2012.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
11.	SHARE CAPITAL (CONTINUED)
(e)	Stock-based compensation

For the three and nine months ended December 31, 2007, the Company recognized stock-based compensation expense of $73,324 and $189,351 (December 31, 2006 — $59,144 and $138,151) respectively. For the three and nine months ended December 31, 2007 $14,325 and $44,740 (December 31, 2006 — $15,290 and $42,150) respectively was recorded in research and development expenses and $58,999 and $144,611 (December 31, 2006 - $43,854 and $96,001) respectively was recorded in general and administrative expenses.

The fair value of stock options expensed during the three and nine months ended December 31, 2007 and 2006 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions.

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Annualized stock price volatility	69.11%	67.17%	69.11%	67.17%
Risk-free interest rate	3.91%	3.93%	3.91%	3.93%
Expected option lives	4.97 years	4.97 years	4.97 years	4.97 years
Dividend yield	0.0%	0.0%	0.0%	0.0%
12.	CONTRIBUTED SURPLUS
Contributed surplus

	Nine Months Ended
	December 31,
	2007	2006

Balance, beginning of period	$4,951,016	$4,755,188
Stock-based compensation (note 11(e))	189,351	138,151

Balance, end of period	$5,140,367	$4,893,339

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
13.	RELATED PARTY TRANSACTIONS
During the three and nine months ended December 31, 2007 and 2006, the Company entered into the following transactions with and had the following balances payable to related parties:
(i)
The Company incurred $52,500 in consulting fees to an officer of the Company for the three month period ended December 31, 2007 (2006 — $52,500) and $157,500 for the nine month period ended December 31, 2007 (2006 — $157,500) which are included in research and development expenses. As at December 31, 2007, $17,500 is included in accounts payable and accrued liabilities (2006 — $nil).

(ii)
The Company incurred legal fees charged by a law firm. The Company’s corporate secretary provides consulting services to the law firm on a part time basis. For the three month period ended December 31, 2007 legal fees incurred to this law firm of $249,879 (2006 — $152,575) and for the nine month period ended December 31, 2007 $603,042 (2006 — $318,749) are included in general and administrative expenses. As at December 31, 2007 $14,331 is included in accounts payable and accrued liabilities (2006 — $152,575).

All of the above noted transactions have been incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties
(iii)
During the three and nine months ended December 31, 2007 the Company paid $nil and $nil respectively (2006 — $30,200 and $44,200) to an educational institution for research and development services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequently the individual resigned from his position at the educational institution. The Company engaged a Chinese law firm to investigate the contract. The law firm concluded that here was no wrong doing by the individual.

(iv)	Short term bridge funding

On July 25, 2007 an affiliate of the investor of the private placement (note 11) advanced a bridge loan in the principal amount of $350,000 and on October 3 and 4, 2007 additional funding was provided to WEX in the amount of $80,192 for general corporate purposes. The funds advanced were secured against certain Quebec tax refunds. Interest rate was at LIBOR plus 4%. The loan plus interest was repaid in full on October 17, 2007.

Interest expense for the three and nine months ended December 31, 2007 amounted to $1,817 [2006- $nil] and $7,722 [2006- $nil] respectively are reported in other income and expenses.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
14.	COMMITMENTS & CONTINGENCIES
(a)	Lease commitments and guarantees

The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2008	$63,525
2009	168,361
2010	130,108
2011	6,018
2012	—

$368,012

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,650,248 (2006 — $1,880,000) plus operating costs to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies or equipment expenditures. Payments required under these agreements as at December 31, 2007 and 2006 are $20,024 and $88,726 respectively.
(b)	Litigation
(i)	Severance claims

The Company was facing several severance claims by former directors, officers and employees alleging wrongful dismissal and seeking damages including lost wages and other benefits. These claims were settled in October 2007. The Company had accrued estimates of the settlement amounts in accounts payable and accrued liabilities in prior quarters. The settlement costs incurred in excess of or less than the amounts accrued have been expensed or recovered to operations during the three months ended December 31, 2007 and is disclosed as restructuring costs in the statement of operations.

(ii)	Claim related to 2002 acquisition of 46% interest in subsidiary

The Company and Tianjin Fairwood Mfg Co. Ltd. also known as Huacheng Forest Industrial Company Co. Ltd. (“Tianjin”) filed claims and counter claims relating to the September 2002 acquisition of a 46% interest in NMLP by the Company.

The Company declined to authorize the release of the May 12, 2006 through to May 12, 2007 tranches of escrow shares as scheduled and pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of judiciary responsibility. Tianjin, in turn, pursued a claim against the Company seeking damages of $3,648,185 arising from the Company’s failure to release various tranches of shares from escrow as scheduled.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
14.	COMMITMENTS & CONTINGENCIES (CONTINUED)
(b)	Litigation (continued)
(ii)	Claim related to 2002 acquisition of 46% in subsidiary (continued)

In October 2007 this dispute was settled between the Company and Tianjin. The costs of the settlement have been expensed in the Company’s records during the three months ended December 31, 2007 and is disclosed as restructuring costs in the statement of operations. The Company’s commitment to release all of the 2,598,425 restricted voting shares (formerly escrowed shares) to Tianjin was completed in November 2007 (Note 11(c)).

(iii)	Indemnity legal claim

The Company was a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claim that they are entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. The arbitration has been adjourned pending attempts to resolve the claim for contested expenses. An additional $21,000 was accrued in accounts payable and accrued liabilities as at December 31, 2007 and is disclosed as restructuring costs in the statement of operations. Any additional amount on resolution of the arbitration will be expensed when settled.

15.	FINANCING AND RESTRUCTURING COSTS

In the course of completing the private placement (Note 11), the Company incurred legal fees, accounting fees, settlement of various claims (Note 14(b)), severance costs to a departing senior executive, and acquisition of the remaining 3% of NMLP (Note 1). These costs were necessary and were part of the condition requisites under the private placement agreement. These costs were aggregated as current period expense and not considered to be capital in nature.

16.	SEGMENTED INFORMATION

The Company operates in the pharmaceutical industry. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on individual basis revenues in excess of 10% of the Company’s total revenues:

(a)	Revenues

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

China – product sales	$66,311	$86,464	$389,638	$268,709
Spain – license fees (Note 9)	—	46,944	500,745	140,832

	$66,311	$133,408	$890,383	$409,541

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2007 and 2006
(Unaudited, Prepared by Management)
16.	SEGMENTED INFORMATION (CONTINUED)
(b)	Long-lived assets

	December 31,	March 31,
As at	2007	2007

Canada	$58,282	$83,939
Hong Kong	17,023	17,328
China	1,646,161	1,797,863

	$1,721,466	$1,899,130

Long-lived assets consist of property and equipment.
(c)	Major customers

Revenues from license fees for the three and nine months ended December 31, 2007 and 2006 were derived solely from Esteve which is domiciled in Spain. However, no revenue from licence fees were recorded for the three months ended December 31, 2007 since the licence fee agreement was terminated in May 2007 (note 9).

Revenues from product sales for the three months ended December 31, 2007 and 2006 of $28,638 and $37,708 respectively were derived from three major customers in 2007 and three major customers in 2006. Revenues for the nine months ended December 31, 2007 and 2006 of $94,807 and $29,242 respectively were derived from two major customers in 2007 and one major customer in 2006.

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
The following discussion by management of the operating results covers the three and nine months ended December 31, 2007 as of February 14, 2008, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2007 and the Company’s annual audited consolidated financial statements for the year ended March 31, 2007 and the notes included thereto. The Company’s unaudited interim consolidated financial statements were prepared by management, have not been reviewed by the Company’s external auditors, have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are in Canadian currency unless otherwise noted.
Forward-Looking Statements
The forward-looking statements in this discussion regarding our expectations, regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc., including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. The Company’s vision is to become a leading pharmaceutical development company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.
Product Pipeline
Tectin™
The Company’s lead product is Tectin™ (Tetrodotoxin or “TTX”), which is being developed as a medication intended to provide relief for various chronic pain conditions associated with cancer. In March 2006, the clinical development of Tectin™ was discontinued pending detailed analysis of data generated from the Company’s Phase IIb/III trial (WEX-014). In the interim analysis, a 9% difference in the proportion of responders, as defined by a decrease in pain with stable use of opioid, was found between Tectin™ and placebo, in favour of Tectin™. However, this difference was not found to be statistically significant. In a post-hoc analysis, there was a statistically significant difference between Tectin™ and placebo based on an evaluation that combines pain outcome with improvement in quality of life. These results are in press in a peer-reviewed journal (Journal of Pain and Symptom Management), and were presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved the Company’s continuation of the clinical investigation of Tectin™. In June 2007, WEX received a No Objection Letter from Health Canada to conduct its Phase III clinical trial of Tectin™ for cancer pain (TEC-006). This multicentre, randomized, double-blind and placebo-controlled trial will include approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. Additionally, the design of TEC-006 lowers the burden on patients and physicians, and is therefore expected to facilitate patient recruitment.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
Subsequent to the closing of the recent financing (see CKLS Transaction, below), WEX has commenced pre-trial activities for the TEC-006 trial, including conducting an Investigator’s Meeting on November 23, 2007, identifying qualified investigators and clinical sites, entering into clinical study agreements with sites, and manufacturing drug for the trial. The Company expects to dose the first patient in the TEC-006 trial in the second calendar quarter of 2008.
TTX for Local Anaesthesia
The Company’s development of a local anaesthetic involving TTX is currently in the pre-clinical stage. Recently, the Company finalized the license and sponsored research agreements with Children’s Hospital Boston for the development and commercialization of pharmaceutical containing TTX combined with other drugs for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that the new product may have a much longer anaesthetic effect than that of other products currently on the market and consequently may reduce the amount of pain patients suffer after surgery.
TTX for Addiction Withdrawal
WEX has generated research and clinical data supporting the potential clinical investigation of TTX in the management of pain associated with addiction and withdrawal from abused substances. However, at this time, the Company is not actively pursuing further clinical development for this indication.
Corporate Update
CK Life Sciences Int’l. Inc. (“CKLS”) Transaction
In July 2007, WEX entered into a Subscription Agreement with CK Life Sciences Int’l., Inc. (“CKLS”) with respect to a private placement of equity and debt. The private placement closed on October 17, 2007. Under the terms of the agreement, Pharmagesic (Holdings) Inc., an indirect wholly-owned subsidiary of CKLS, subscribed for 16,327,272 restricted voting shares of WEX, representing approximately 27% of the issued and outstanding restricted voting shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000 and a convertible debenture to be received in a series of quarterly instalments in the principal sum of $15,600,000. The first and second instalment of the convertible debentures in the amount of $3,500,000 have been received and are to be subsequently followed by further quarterly advances totalling $12,100,000 provided certain conditions are met.
The proceeds from this financing have been used to repay in full the short term bridge funding, to pay out the holders of the 5.5% convertible debentures denominated in US dollars under which approximately $3.2 million (US$3.2 million) face value of the convertible debentures was outstanding for the agreed discounted lump sum amount of $2.0 million (US$2.0 million), to pay closing costs of the financing and to repay outstanding accounts payable balances. The balance of the funds received and future convertible debenture instalments will be used to fund the Company’s planned Phase III clinical trials of Tectin™ and working capital needs.
The subscription agreement is available at www.sedar.com.

2

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
Concurrent with the CKLS financing, the Company entered into settlement agreements with several parties, a termination agreement with a senior executive, acquired the remaining 3% of NMLP, and consequently, incurred significant financing and reorganization charges for the three and nine months ended December 31, 2007.
Management
In November 2007, the Company appointed Dr. Bin Huang as President and Chief Executive Officer. Dr. Huang’s previous experience includes two years as CEO of GeneHarbour Technologies (Hong Kong) and five years as President and CEO of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities.
WEX has also successfully recruited an experienced financial controller, Mr. Kwong Choo, who joined the Company full time in January 2008. Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a financial controller in Canada. The Company’s former Acting CFO, Mike Lam, has stepped down after the completion and filing of the previous quarter’s financial statements, but is available to assist the management team during the transitional period.
FINANCIAL RESULTS
In this discussion, financial amounts other than per share amounts have been rounded to the nearest thousand dollars.
Overall Performance
Consolidated Statement of Operations

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(Stated in thousands of dollars except per share amounts)	2007	2006	2007	2006
		[Restated ]		[Restated ]
Revenue	$66	$133	$890	$410
Cost of goods sold	(43)	(45)	(223)	(158)
Operating expenses	(883)	(1,056)	(2,656)	(3,296)
Other income and (expenses)	276	(270)	57	(430)

Net loss	$(584)	$(1,238)	$(1,932)	$(3,474)

Basic and diluted loss per restricted voting share or common share prior to October 17, 2007	$(0.01)	$(0.04)	$(0.04)	$(0.10)

For the three months ended December 31, 2007, the Company recorded a loss of $584,000 ($0.01 per common share) compared to a loss of $1.238 million ($0.04 per common share) in the same period in the preceding year. During the three months ended December 31, 2007 the Company paid out the holders of the 5.5% convertible debentures (under which $3.177 million face value of the convertible debentures was outstanding) for the agreed discounted lump sum of $1.960 million excluding interest. The settlement of the convertible debenture liabilities resulted in a gain which reduced the loss by $1.432 million. This was offset by $1.146 million in financing and restructuring costs including legal fees incurred to complete the CKLS financing and costs to settle legal actions against the Company. The reduction in operating costs and other income and expenses are a reflection of the cost containment exercised by management and fluctuations in currency exchange rates.

3

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
For the nine months ended December 31, 2007, the Company recorded a loss of $1.932 million ($0.04 per common share) compared to a loss of $3.474 million ($0.10 per common share) in the nine months ended December 31, 2006. The decrease in loss of $1.542 million for the nine months ended December 31, 2007, when compared to the same period in the preceding year, is attributable to the gain in the settlement of the convertible debentures, recognizing in full the deferred revenue as income on termination of the Esteve collaboration arrangement, expense reductions relating to discontinuing all clinical trials in March 2006, staff reductions, reduced amortization, reduction of other overhead expenses and foreign exchange gains but offset with increased legal fees incurred due to the CKLS financing, costs incurred to settle legal actions and reductions in scientific research and development tax credits.
The Company had cash, cash equivalents and short-term investments of $3.240 million as at December 31, 2007 compared to $1.627 million as at March 31, 2007.
Results of Operations
Revenue

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(in thousands of dollars)	2007	2006	2007	2006
Product sales	$66	$86	$389	$269
License fees	—	47	501	141

	$66	$133	$890	$410

The Company’s subsidiary in China, NMLP, recorded product revenues of $66,000 for the three months ended December 31, 2007, a decrease of $20,000 over the same period in the previous year. Product revenues were $389,000 for the nine months ended December 31, 2007 as compared to $269,000 for the same period in the previous year, or an increase of $120,000. WEX continues to evaluate various business opportunities for its generic pharmaceuticals business in China, while remaining focused on the commercialization of Tectin™.
On May 11, 2007, WEX terminated its license and collaboration agreement with Esteve, which was signed in November 2002. Upon termination of the agreement, the remaining balance of deferred revenue of $501,000 was recognized as revenue. License fees for the three and nine months ended December 2006 related to amortization of the upfront licensing payment of approximately $1,580,000 received from Esteve during the year ended March 31, 2003. This was recorded as deferred revenue and was being amortized on a straight-line basis until the termination of the agreement.

4

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
Expenditures

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(in thousands of dollars)	2007	2006	2007	2006

Cost of goods sold	$43	$45	$223	$158

General and administrative	512	611	1,637	1,794

R&D	308	367	845	1,269

Sales and marketing	9	22	27	51

Amortization	54	56	147	182

Other income (expense)	$276	$(270)	$57	$(430)

Cost of Products Sold
The cost of products sold has a direct bearing on the Company’s gross margins. Gross margins on product sales for the three and nine months ended December 31, 2007 were 35% and 43%, respectively, as compared to 48% and 41% respectively for the prior 2006 periods. Gross margins generally improve as sales revenue increase.
General and Administrative
General and administrative expenditures for the three and nine months ended December 31, 2007 as compared to the same periods in 2006 decreased by $99,000 and $157,000 respectively. The decrease in costs as expected was due to reductions in staff, overhead expenses as compared to the prior year periods.
Research and Development
Research and development (“R&D”) expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. Research and development expenditures for the three and nine months ended December 31, 2007 as compared to the same periods in 2006 decreased by $59,000 and $424,000 respectively. The decrease is primarily due to the cancelling of the clinical trial in March 2006 and the suspension of most research related activity while waiting for the CKLS financing to be completed. However, it is expected the clinical trial and salary costs will now increase in subsequent quarters as the Company moves from the planning stage to clinical trial activity of TEC-006 phase III clinical trial.
Sales and Marketing
Sales and marketing costs were lower for the three and nine months ended December 31, 2007, as compared to the same periods in the previous year, due to cost containment measures implemented by the Company.

5

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
Amortization
Amortization expense relates to the amortization of property and equipment. As such, a portion is included in the cost of goods sold. Total amortization expense for the three and nine months ended December 31, 2007 of $59,000 and $181,000 was comparable to the same periods in the previous year.
Other Income and Expenses
Other income and expenses for the three and nine months ended December 31, 2007 as compared to the same periods in 2006 decreased by $546,000 and $487,000 respectively. The decrease is mainly a result of the settlement gain of $1.432 million realized on the complete settlement of the 5.5% convertible debenture liabilities in both periods, offset by the costs to complete the CKLS financing and to settle outstanding legal claims incurred in the three months ended December 31, 2007 of $1.146 million and for the nine months ended December 31, 2007 of $1,485 million. Foreign exchange gains over the prior year periods had a significant impact on the decrease in losses due to the loss in value of the US dollar in spite of the decreasing strengths of the Chinese renminbi and Hong Kong dollar.
Comprehensive loss
Adoption of new accounting policies had no effect on the Company’s deficit balance at December 31, 2007. The Company’s cash equivalents and short-term investments which had been classified as available-for-sale as at March 31, 2007 were redeemed during the nine months ended December 31, 2007. The loss realized on the sale of these investments for the three months and nine months of $9,000 and $31,000 have been recognized in the statement of operations.
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Dec 31, 2007	Sept 30, 2007	Jun 30, 2007	Mar 31, 2007
(in thousand of dollars, except per share amounts)	(Q-3) (1)	(Q-2)	(Q-1) (2)	(Q-4) (3)(4)

Total revenues	$66	$143	$681	$135
Loss	(584)	(1,014)	(334)	(1,286)
Basic and diluted loss per common share	(0.01)	(0.02)	(0.01)	(0.03)
Total assets	$6,257	$4,073	$4,396	$5,333

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Dec 31, 2006	Sept 30, 2006	Jun 30, 2006	March 31, 2006
(in thousand of dollars, except per share amounts)	(Q-3) (3)	(Q-2) (3)(4)	(Q-1) (3)	(Q-4) (5)

Total revenues	$133	$154	$123	$137
Loss	(1,238)	(814)	(1,422)	(8,165)
Basic and diluted loss per common share	(0.04)	(0.02)	(0.04)	(0.23)
Total assets	$5,666	$7,373	$8,179	$11,891

6

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007

(1)
The third quarter ended December 31, 2007 loss was reduced by the gain of $1,432,000 on the final discounted settlement of the UOB convertible debentures. The loss was increased by legal fees of approximately $386,000 to finalize the CKLS financing and settlements of legal proceedings and restructuring costs of $760,000.

(2)
The first quarter ended June 30, 2007 loss was reduced by the inclusion of the remaining deferred licence fee revenue of $500,745. No further licence fee revenue will be recognized subsequent to June 30, 2007.

(3)
Each quarter ending with the fiscal year ended March 31, 2007 was restated to agree with the annual audited financial statements which included revisions to amortization expense, convertible debenture interest and foreign exchange, and the convertible debenture settlement gains. The resultant net adjustments increased the loss for the first quarter ended June 30, 2006 by $24,711, the second quarter ended September 30, 2006 by $7,386, the third quarter ended December 31, 2006 by $244,365 and the fourth quarter ended March 31, 2007 loss was decreased by $276,462. The basis of the restatement is described in note 2 to the Company’s September 30, 2007 financial statements.

The net effect on basic and diluted loss per common share for the first and second quarter was $nil, for the third quarter was to increase the loss by $(0.01) to $(0.04) and the fourth quarter to decrease the loss by $0.01 to $(0.03) per common share.

(4)	The second quarter ended September 30, 2006 loss was reduced by a R&D tax credit adjustment of $172,866.

(5)	The fourth quarter ended March 31, 2006 loss includes the write-down of the intangible assets in the amount of $3,612,957 and restructuring costs of $100,486.
Revenue which consists of generic pharmaceutical sales and amortization of licence fees is relatively stable over each quarter except in the quarter ending June 30, 2007 when the balance of the remaining deferred licence fee revenue was included in revenue due to the termination of the collaboration agreement with Esteve.
The losses include costs to conduct clinical trials and research and development. In March 2006 the clinical development of Tectin™ was discontinued and the Company commenced restructuring activities to reduce it’s operating costs which resulted in the reduction of subsequent losses.
The Company has financed these losses by depleting its cash resources except in the quarter ending March 31, 2007 when it raised additional capital of $1.465 million. In October 2007, the Company completed the CKLS financing and has increased its cash and short term investments to $3,240,000 as at December 31, 2007 as compared to $326,000 as at September 30, 2007.
Liquidity and Capital Resources
As at December 31, 2007, the Company had cash and short term investments of $3,240,049, compared to $1,627,427 at March 31, 2007. Major contributors to the net change are as follows:
•	$7,990,000 proceeds from CKLS investment, received in October and December, 2007
•	$450,000 financing costs applied against investment proceeds
•	$2,060,000 payment for the outstanding debentures
•	$3,889,000 cash used in operating activities for the nine months ended December 31, 2007
During the nine months ended December 31, 2007, receivables decreased from $1.420 million to $0.974 million, due mainly to the receipt of tax credits. Accounts payable and accrued liabilities decreased from $1.606 million to $0.920 million due to the CKLS financing. During the period, the Company paid off its series 5.5% convertible debentures for a discounted principal sum of $1.960 million, issued 16.327 million restricted voting shares to CKLS for gross proceeds of $4.490 million, and as well issued $3.5 million series LIBOR plus 4% convertible debenture to CKLS. A portion ($587,690) of the series LIBOR plus 4% convertible debenture was allocated to equity.

7

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
At December 31, 2007 the Company had working capital of $3,582,000. Working capital is defined as current assets less current liabilities. Working capital provides information on the Company’s ability to meet its obligations and fund ongoing operations. Included in working capital are cash and short term investments of $3,240,049 which is held in different currencies as follows:

	December 31,	September 30,	March 31,	December 31,
	2007	2007	2007	2006

Canadian dollars	$3,157,239	$31,491	$250,561	$217,038
U.S. dollars	5,863	35,439	6,737	89,621
Chinese renminbi	72,461	199,095	457,420	521,945
Hong Kong dollars	4,335	48,107	912,545	1,111,269
Euros	151	151	164	164

	$3,240,049	$314,283	$1,627,427	$1,940,037

The renminbi is not freely convertible into foreign currencies and is subject to local governmental restrictions.
Contractual Obligations and Contingencies
The Company’s contractual commitments relate to the lease of the Company’s office space and operating leases for office equipment, debenture obligations plus clinical research and equipment purchases. Payments required under these agreements and leases are as follows:

	Payments Due by Period
(in thousands of dollars)	Total	2008	2009 - 2010	2011 - 2012	Thereafter

Contractual Obligations
Operating leases	$368	$64	$298	$6	$—
Clinical and equipment	20	20
Debenture obligations (1)	4,065	—	4,065	—	—

	$4,453	$84	$4,363	$6	$—

(1)	The debenture obligations include principal and interest. Total interest payments to fiscal 2010 will be approximately $565,000.
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,650,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
Refer to the notes to the consolidated financial statements, note 14 “Commitments and contingencies” for further details pertaining to litigation.

8

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
The Company incurred $52,500 in consulting fees to an officer of the Company during the three months ended December 31, 2007 (2006 — $52,500) and $157,500 for the nine months ended December 31, 2007 (2006 — $157,500) which are included in the R&D expenses. As at December 31, 2007, $17,500 is included in accounts payable and accrued liabilities (2006 — $nil).
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the three months ended December 31, 2007 legal fees incurred to this law firm of $249,879 (2006 — $152,575) and $603,042 for the nine months ended December 31, 2007 (2006 — $318,749) are included in general and administrative expenses.
All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
During the three and nine months ended December 31, 2007 the Company paid $nil (2006 -$30,200 and $44,200 respectively) to an educational institution for R&D services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequent to March 31, 2007, the individual resigned from his position at the education institution.
On July 25, 2007 an affiliate of the investor of the private placement advanced a bridge loan in the principal amount of $350,000 and on October 3 and 4, 2007 additional funding was provided to WEX in the amount of $80,192 for general corporate purposes. The funds advanced were secured against certain Quebec tax refunds. Interest rate was at LIBOR plus 4%. The loan plus interest was repaid in full on October 17, 2007.
Interest expense for the three and nine months ended December 31, 2007 amounted to $1,817 [2006- $nil] and $7,722 [2006- $nil] respectively are reported in other income and expenses.
Financial Instruments and Other Instruments
Convertible debentures
(a)	Series 5.5% convertible debentures maturing December 31, 2007 (Denominated in US dollars)

As of October 17, 2007 the remaining aggregate principal amount of the debentures of US$3,241,875, which is equivalent to $3,177,038 was settled in full with a discounted principal payment to the debenture holders in the amount of US$2,000,000 or equivalent to $1,960,000.

(b)	Series LIBOR plus 4% convertible debentures maturing Two years from date of issue (A convertible debenture (the “Debenture”) in the principal sum of $15,600,000)

The proceeds raised under the debenture and private placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes. The Debenture will mature on October 17, 2009. If at maturity, WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.

9

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
Instalments of $2,000,000 and $1,500,000 were received on October 17, and December 31, 2007 respectively.
Subject to certain conditions precedent, the remaining funds of $12,100,000 under the Debenture terms will be advanced quarterly to WEX following the end of each financial quarter commencing March 31, 2008. The Debenture will impose significant restrictions on the activities of WEX throughout its term.
The principal amount of the Debenture is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price (as defined below) of such shares on the date of conversion and in all other cases at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX’) over the last five trading days prior to the conversion date. The potential conversion of the debentures issued to December 31, 2007 may result in the issuance of between 2,000,000 and 70,000,000 restricted voting shares.
The Debenture bears interest at the rate of London Interbank Offered Rate (“LIBOR”) plus 4% per year, calculated semi-annually, not in advance, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, WEX maybe required to issue restricted voting shares at an issue price equal to VWAP of such shares on the TSX for each trading day over the six-month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”). Interest accrued to December 31, 2007 of $36,789 is included in accounts payable and accrued liabilities.
The issue price of the restricted voting shares to be issued pursuant to the conversion provisions in the Debenture or the conversion provisions for interest payments in default may not be higher than $1.75 per common share or less than $0.05 per common share.
The fair value of the convertible debentures are calculated at the present value of future contractual payments of principal and interest, discounted at a rate of 20% per year which approximates the risk of capital applicable to market rates of interest. As at December 31, 2007 the equity component of the LIBOR plus 4% convertible debentures issued to December 31, 2007 is $588,000 and the fair value component of the liability is $2,943,000 which is further reduced by associated net issue costs of $299,000.
Other Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.

10

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
Outlook
To date, the Company has received a total of $7.9 million from the CKLS financing in form of shares subscription and convertible debentures that was closed on October 17, 2007. Subject to certain conditions, the remaining $12.1 million will be advanced to WEX in quarterly instalments ending March 2009. We believe that our cash balances in place, along with the scheduled quarterly instalments from the CKLS financing, will be sufficient to fund our operating and capital requirements for the next 18 to 24 months.
The Company anticipates losses for the foreseeable future as the lead product, Tectin™, undergoes clinical development. It is expected that the clinical development expenses will increase significantly over the next 12 to 18 months, as WEX plans to start patient enrollment for the TEC-006 trial in the second calendar quarter of 2008. The magnitude of losses will be largely affected by the timing and scope of future clinical trials for Tectin™, as well as the Company’s other initiatives in research, development, and business development activities.
Risks and uncertainties
The immediate risks and uncertainties facing WEX may include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new and continuation of existing corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for our products; our ability to secure and manufacture TTX products for future clinical trials and commercialization activities on a consistent and economical basis; availability of capital or other funding; the ability to patent and defend our intellectual property; the ability to retain and recruit qualified personnel; and other risks, known or unknown.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. The Company did not enter into any collaborative licensing agreement entered during the quarter ended December 31, 2007.
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.

11

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
Stock-based compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and to non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity, as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of obtaining or renegotiation of the convertible debentures would have attracted an interest rate of approximately 20% per year.
Adoption of Accounting Policies
Accounting changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.
Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards are effective for the Company’s interim and annual financial statements beginning with the first quarter of 2007.

12

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2007
Financial instruments — Recognition and measurement, section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.
Financial instruments — Hedges, section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at December 31, 2007, the Company has no hedging relationships.
Financial instruments — Comprehensive income, section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Adoption of these new accounting policies had no effect on the Company’s deficit balance at March 31, 2007. The loss for the nine months ended December 31, 2007 and total shareholders’ deficiency at December 31, 2007 are unchanged.
Share Capital
As of December 31, 2007, there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.6 million in share capital and there were 3,119,999 stock options outstanding in the Company’s stock option plan (of which 2,229,234 were exercisable) at a weighted average exercise price of $2.06.
As at December 31, 2007 and February 14, 2008 there were no warrants outstanding.
As of February 14, 2008 there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.6 million in share capital and there were 3,018,999 stock options outstanding in the Company’s stock option plan (of which 2,133,289 were exercisable) at a weighted average exercise price of $2.01. In addition, the Company has issued a convertible debenture that could result in the issuance of between 2,000,000 and 70,000,000 restricted voting shares converted on the basis of an agreed formula not exceeding $1.75 per share and not less than $0.05 per share.
The current version of the Company’s Annual Information Form is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

13

Form 52-109F2 Certification of Interim Filings
I, Bin Huang, President and Chief Executive Officer, WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc., (the issuer) for the interim period ending December 31, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 14, 2008
Signed

“Bin Huang”
Bin Huang, PhD, MBA
President and Chief Executive Officer
WEX Pharmaceuticals Inc.

Form 52-109F2 Certification of Interim Filings
I, Bin Huang, Acting Chief Financial Officer, WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc., (the issuer) for the interim period ending December 31, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 14, 2008
Signed

“Bin Huang”
Bin Huang, PhD, MBA
Acting Chief Financial Officer
WEX Pharmaceuticals Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer